

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Robert Weinstein
Chief Financial Officer
Green Energy Management Services Holdings, Inc.
381 Teaneck Road
Teaneck, NJ 07666

Re: Green Energy Management Services Holdings, Inc.
Amendment to Registration Statement on Form S-11
Filed December 17, 2010
File No. 333-169496

Dear Mr. Weinstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page 56

1.   We note your response to comment 10 of our letter dated November 14, 2010, as well as your related revised disclosure. It is unclear from your disclosure whether you already issued 10 million shares to Green RG that are now being held in escrow or whether, as of October 22, 2010 (ten days after you executed your agreement with Green RG), you are simply obligated to issue the 10 million shares. Please tell us whether you have already issued the shares. If the shares have already been issued, please revise your Item 15 disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Benjamin S. Reichel, Esq.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725